SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number
1-6699

Stock Purchase Plan of Robin Hood Multifoods Inc.

60 Columbia Way
Markham, Ontario L3R 0C9
(Full title and address of plan)

International Multifoods Corporation
110 Cheshire Lane, Suite 300
Minnetonka, Minnesota 55305
(Name of issuer and address of principal executive offices of issuer)

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

Financial Statements

February 28, 2003 and 2002

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Savings Committee

Stock Purchase Plan of Robin Hood Multifoods Inc.:

We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the Plan) as of February 28, 2003 and 2002, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 2003 and 2002, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota

May 7, 2003

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 28

(Expressed in Canadian dollars)

	2003	2002

Assets

Cash (bank overdraft)	$(484)	$110

Contributions receivable:
Employee	78,255	70,176
Employer	39,129	35,088
	117,384	105,264

Investments in savings option at fair value	455	—

Investment in shares of common stock of International Multifoods Corporation at fair value (2003 - 5,748 shares, cost - $192,103; 2002 - 5,375 shares, cost - $176,826)	168,393	181,562

	$285,748	$286,936

Plan Equity	$285,748	$286,936

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 28

(Expressed in Canadian dollars)

	2003	2002	2001

Investment income:
Cash dividends	$—	$—	$51,017
Interest income	6	12	—
	6	12	51,017

Increase (decrease) in unrealized gain/loss on investment	(28,451)	(38,508)	145,154
Realized gain (loss) on withdrawals of common stock	(196,643)	137,592	281,008

Net investment gain (loss)	(225,088)	99,096	477,179

Contributions and deposits:
Deposits by members	894,340	844,278	861,425
Contributions by participating employer, net of forfeitures on termination	439,633	412,154	420,760
Total contributions and deposits	1,333,973	1,256,432	1,282,185

Total increase in plan equity	1,108,885	1,355,528	1,759,364

Withdrawals:
Cash	10,720	12,033	10,213
Distributions in stock	1,099,353	1,451,947	1,649,152
Total withdrawals	1,110,073	1,463,980	1,659,365

Net increase (decrease) in plan equity	(1,188)	(108,452)	99,999

Plan equity, beginning of year	286,936	395,388	295,389

Plan equity, end of year	$285,748	$286,936	$395,388

See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

(Expressed in Canadian Dollars)

1.                                      Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.  Transactions in securities are recorded on the transaction date.  The investment in common stock of International Multifoods Corporation (“Multifoods”) is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the “Employer”) pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc. (the “Plan”).

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee’s (“Member’s”) account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis (“FIFO”).

2.                                      Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis.  A Member may contribute monthly from 2% to 5% of regular salary to the Plan.  The Employer contributes an amount equal to 50% of the Member’s contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock.  The number of employees participating in the Plan together with the share and the share values of the participations under the Plan at February 28 were as follows:

	2003	2002	2001

Number of employees	350	325	332
Number of units	5,748	5,375	9,909
Net asset value per share:
At cost	$33.421	$32.898	$24.415
At market	29.295	33.778	28.779

Employees’ contributions are fully vested.  Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement, death or disability, and certain other occurrences.  The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers.  Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents.  The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.                                      Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock were as follows:

2003	Multifoods Common Stock

Aggregate market value/proceeds	$1,099,353
Aggregate FIFO cost	1,295,996

Realized loss	$(196,643)

2002	Multifoods Common Stock

Aggregate market value/proceeds	$1,451,947
Aggregate FIFO cost	1,314,355

Realized gain	$137,592

2001	Multifoods Common Stock

Aggregate market value/proceeds	$1,649,152
Aggregate FIFO cost	1,368,144

Realized gain	$281,008

4.                                      Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes.  Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis.  Distributions from the Plan will be received by Members free of any further Canadian tax.  If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 30% of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.                                      Contributions and Deposits:

Contributions and deposits for the years ended February 28 were as follows:

Members	2003	2002	2001

Robin Hood Multifoods Inc.	$889,144	$839,266	$856,686
Gourmet Baker Inc.	5,196	5,012	4,739

	$894,340	$844,278	$861,425

Employer	2003	2002	2001

Robin Hood Multifoods Inc.	$437,035	$409,648	$418,390
Gourmet Baker Inc.	2,598	2,506	2,370

	$439,633	$412,154	$420,760

Employer contributions are net of forfeitures.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

May 27, 2003	By:	/s/ Robert C. Morgan
Robert C. Morgan
Member of the Savings Committee

EXHIBIT INDEX

23                                    Consent of KPMG LLP